SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                            FORM U-57

                          AMENDMENT TO

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the
     Public Utility Holding Company Act of 1935, as amended


                 Yorkshire Electricity Group plc
                (Name of foreign utility company)


                       AEP Resources, Inc.
(Name of filing company if filed on behalf of a foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:

          J. D. Cross, Esq.
          General Counsel
          AEP Resources, Inc.
          1 Riverside Plaza, 20th Floor
          Columbus, OH 43215
          614/223-1580

     AEP Resources, Inc. ("Resources"), hereby amends the Notification of Foreign Utility Company Status, Form U-57, File No. 073-00041 (the "Notice"), that it filed with the Commission on February 24, 1997, on behalf of Yorkshire Electricity Group plc (the "Company") by deleting in its entirety the fifth paragraph of
Item 2 thereof and substituting therefor the paragraph below:

          "PSCol is a 'holding company' with respect to Cheyenne Light, Fuel and Power Company ('Cheyenne'). PSCol will be the owner, through one or more intermediate wholly-owned subsidiaries of an interest in the Company, while Cheyenne will be an 'associate company' of the Company because both Cheyenne and the Company will share PSCol as a 'holding company'. Upon completion of the transaction as anticipated, PSCol will have invested approximately $360 million, indirectly through one or more subsidiaries, for its ownership interest in the
     Company.   No other domestic associate public utility
     company paid any amounts for an interest in the Company."

                            SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


               AEP RESOURCES, INC.


               By:_/s/ G. P. Maloney_________
               Name:   G. P. Maloney
               Title:  Vice Chairman


Dated:  April 30, 1997